EXHIBIT 99.1

INTERNET GOLD - GOLDEN LINES LTD. ANNOUNCES BOARD APPROVAL IN PRINCIPLE FOR ISSUANCE OF SERIES C DEBENTURES THROUGH A PUBLIC OFFERING IN ISRAEL

Ramat Gan, Israel, July 24, 2011- Internet Gold - Golden Lines Ltd. (Nasdaq: IGLD) today announced that its Board of Directors has authorized in principle the issuance of up to approximately NIS 200 million par value of additional existing Series C Debentures in Israel pursuant to the Company's shelf prospectus dated September 1, 2010 that was filed with the Israeli Securities Authority and the Tel Aviv Stock Exchange on August 31, 2010.

The Company has not yet made a definite decision as to the offering, including the terms and timing thereof. The amount to be raised has not yet been determined, nor can there be any assurance that an offering will be made.

The Debentures, if offered, pursuant to the shelf prospectus and a prospectus supplement will be offered only in Israel, will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States or to U.S. Persons (as such term is defined under Regulation S promulgated under the Securities Act) without registration under the Securities Act or an exemption from the registration requirements of the Securities Act.

About Internet Gold
Internet Gold is a telecommunications-oriented holding company which is a subsidiary of Eurocom Communications Ltd. Internet Gold’s primary holding is its approximately 78.11% interest in B Communications Ltd. (TASE and Nasdaq: BCOM), which in turn holds the controlling interest (approximately 31.22% in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BZEQ). Internet Gold’s shares are traded on Nasdaq and the TASE under the symbol IGLD. For more information, please visit the following Internet sites:

www.eurocom.co.il;
www.igld.com;
www.bcommunications.co.il;
www.ir.bezeq.co.il

Forward-Looking Statements
This communication contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.